Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Standard Lithium Ltd. (the “Company”)

Suite 1625 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Item 2.	Date of Material Change

March 9, 2026

Item 3.	News Release

The news release was disseminated by Globe Newswire on March 9, 2026, and was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

The Company and Equinor, through their joint venture (“JV”), Smackover Lithium, announced the signing of its first commercial offtake agreement for the South West Arkansas Project (the “Project”) with Trafigura Trading LLC (“Trafigura”).

Item 5.	Full Description of Material Change

The JV announced the signing of its first commercial offtake agreement for the Project with Trafigura, a market leader in the global commodities industry, with an established presence across battery metals markets including lithium.

Under the terms of this binding take-or-pay offtake agreement (the “Agreement”), the JV will supply Trafigura with 8,000 metric tonnes per year of battery-quality lithium carbonate over a 10-year period, beginning at the start of commercial production. Pricing terms of the Agreement are subject to confidentiality but are structured to support the anticipated financing for the Project.

The JV is seeking to finalize customer offtake agreements for roughly 80% of the 22,500 tonnes of annual nameplate lithium carbonate capacity for the initial phase of the Project. This first Agreement represents over 40% of the targeted offtake commitments. The JV is in advanced commercial negotiations with multiple additional parties with the aim to complete this process as soon as practical.

The offtake process is being run in conjunction with the Project financing process and is critical to supporting the contemplated debt size, duration and structure. The JV plans to announce additional customer offtake agreements as they are finalized, in preparation for a Final Investment Decision (“FID”) for the Project and the close of Project financing. The JV provided a financing update on December 9th, 2025 highlighting indications of interest for over $1 billion in debt.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

David Park

Chief Executive Officer

(604) 409-8154 | investors@standardlithium.com

Item 9.	Date of Report

March 19, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this material change report, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of the Project, the Agreement’s ability to move the Project towards FID, the expectation that the Project will provide a reliable source of battery-grade lithium carbonate in the United States, the expectation and timing of finalizing additional offtake agreements, including the anticipated quantity of such offtake agreements, the anticipated pricing and take-or-pay structure of future offtake agreements, the ability of the JV to supply 8,000 metric tonnes per year of battery-quality lithium carbonate, the ability to secure debt financing on terms and timelines acceptable to the Company, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.